File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

(Filed September 17, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 17, 2007

Release

Vitro's production facilities started operations after a temporary interruption due to a failure of natural gas supply

San Pedro, Garza Garcia, Nuevo Leon, Mexico, September 17, 2007. - Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA) announced today that the natural gas supply has been totally restored at its glass containers and automotive glass production facilities. Operations at these manufacturing facilities had been temporarily interrupted as a result of a failure in natural gas supply caused by recent incidents at some of PEMEX gas pipelines in the state of Veracruz.

We are in the process of evaluating the estimated impact on results of this temporary interruption of our operations, which will be announced as soon as the process concludes.

With the restitution of natural gas supply, we are confident that our plants will soon return to normal operating levels and be able to recover production volumes to satisfy our customers' requirements.

We wish to thank our customers for their patience and understanding during this time, result of unforeseen circumstances.

We appreciate our personnel for their outstanding efforts and commitment, PEMEX staff participation in restoring the natural gas supply as well as our Diesel and LP gas suppliers for helping us preserve our facilities during the interruption.

In order to increase our ability to in the future deal with this kind of events, we are working to finalize the implementation of preventive measures at our facilities, which should allow us to keep operating at normal levels, in case of a temporary failure of natural gas supply.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 17, 2007